Mail Stop 3561
                          November 21, 2005

Avery Pack
President and Chief Executive Officer
Amalgamated Pictures Corp.
2132 Mears Parkway
Margate, FL  33063

Re:  	Amalgamated Pictures Corp.
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed October 28, 2005
      File No. 333-125145

Dear Mr. Pack:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Determination of Offering Price, page 12

1. We reviewed your response to comment 12 in our letter of June
22,
2005. For each factor you cite, briefly explain how these factors affected your determination of the offering price. It remains unclear how you arrived at the specific offering price of $5.10 per unit. See
Item 505 of Regulation S-B. .

Business, page 14

2. We reviewed your response to comment 13 in our letter of June
22,
2005. We do not believe a lay investor unfamiliar with your business would fully understand your activities. Please describe clearly and in further detail all of your activities to date, avoiding terms such as "developing parameters" or "film resources."

Plan of Operation, page 15

3. On page 16, you disclose that Mr. Avery Pack has agreed to lend funds, up to $75,000, in the event that you are unable to raise $75,000 in the offering. Please revise your filing to provide sufficient information about Mr. Pack to permit an investor to determine the ability of Mr. Pack to fund the commitment.

Properties, page 15

4. It appears that your website is www.amalgapix.com, not www.almagapix.com. Please revise.

Financial Statements, page F-3

Statement of Changes in Stockholders` Equity, page F-6

5. We reviewed your revised disclosure provided in response to comment
25 in our letter of June 22, 2005. Please provide all of the disclosures required by paragraph 11.d. of SFAS No. 7.
Specifically,
disclose the dollar amounts per share for each equity issuance.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Sondra Snyder, Staff Accountant, at (202)
551-
3332 or George Ohsiek, Senior Staff Accountant, at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, David Mittelman, Legal Branch Chief at (202) 551-
3214,
or me at (202) 551-3725 with any other questions.

      							Sincerely,


      							H. Christopher Owings
      Assistant Director


cc:	David L. Kahn, Esq.
	Amalgamated Pictures Corp.
	Fax:  (559) 440-9348



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Avery Pack
Amalgamated Pictures Corp.
November 21, 2005
Page 1